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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Shutterfly, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
82568P304
(CUSIP Number)
December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.	82568P304	Page	2	of	9

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
James H. Clark

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States citizen

	5	SOLE VOTING POWER:

NUMBER OF		7,107,692*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,107,692*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,107,692*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

29.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Consists of shares held by the following entities, each of which is owned and controlled, directly or indirectly, by James H. Clark: (i) 5,018,610 shares held by Monaco Partners, L.P; (ii) 17,000 shares held by JHC 2000 LLC; (iii) 125,000 shares held by Woodside Ventures Limited Partnership; and (iv) 1,947,082 shares held by JHC Investments, LLC. James H. Clark is the owner of Clark Ventures, Inc., which is the general partner of Monaco Partners, L.P. and is the managing member of JHC 2000 LLC. Monaco Partners, L.P. is the general partner of Woodside Ventures Limited Partnership and is the sole member of JHC Investments, LLC.

CUSIP No.	82568P304	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Clark Ventures, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	5	SOLE VOTING POWER:

NUMBER OF		7,107,692*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,107,692*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,107,692*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

29.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Consists of (i) 5,018,610 shares held by Monaco Partners, L.P., (ii) 17,000 shares held by JHC 2000 LLC, (iii) 125,000 shares held by Woodside Ventures Limited Partnership and (iv) 1,947,082 shares held by JHC Investments, LLC. Clark Ventures, Inc. is the general partner of Monaco Partners, L.P. and is the managing member of JHC 2000 LLC. Monaco Partners, L.P. is the general partner of Woodside Ventures Limited Partnership and is the sole member of JHC Investments, LLC.

CUSIP No.	82568P304	Page	4	of	9

1	NAMES OF REPORTING PERSONS:
Monaco Partners, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	5	SOLE VOTING POWER:

NUMBER OF		7,090,692*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,090,692*

WITH:	8	SHARED DISPOSITIVE POWER:

7,090,692*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,090,692*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

29.88%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Consists of (i) 5,018,610 shares held by Monaco Partners, L.P, (ii) 125,000 shares held by Woodside Ventures Limited Partnership and (iii) 1,947,082 shares held by JHC Investments, LLC. Monaco Partners, L.P. is the general partner of Woodside Ventures Limited Partnership and is the sole member of JHC Investments, LLC.

CUSIP No.	82568P304	Page	5	of	9

1	NAMES OF REPORTING PERSONS:
	JHC Investments, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,947,082

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,947,082

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,947,082

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.20%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Schedule 13 G	Page 6 of 9
Item 1.
(a)	Shutterfly, Inc., a Delaware corporation

(b)	2800 Bridge Parkway, Suite 101, Redwood City, CA 94065
Item 2.
(a)	(i) James H. Clark
(ii)	Clark Ventures, Inc.

(iii)	Monaco Partners, L.P.

(iv)	JHC Investments, LLC
(b)	(i) 1700 Seaport Blvd., 4th Floor, Redwood City, CA 94063
(ii)	777 East William St. #201, Carson City, NV 89701

(iii)	777 East William St. #201, Carson City, NV 89701

(iv)	777 East William St. #201, Carson City, NV 89701
(c)	(i) United States of America
(ii)	Nevada

(iii)	Nevada

(iv)	Delaware
(d)	Common Stock, par value $0.0001 per share

(e)	82568P304
Item 3. Not Applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 7,107,692*

(b)	Percent of class: 29.95%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 7,107,692*

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 7,107,692*

(iv)	Shared power to dispose or to direct the disposition of 0

*	Consists of shares held by the following entities, each of which is owned and controlled, directly or indirectly, by James H. Clark: (i) 5,018,610 shares held by Monaco Partners, L.P; (ii) 17,000 shares held by JHC 2000 LLC; (iii) 125,000 shares held by Woodside Ventures Limited Partnership; and (iv) 1,947,082 shares held by JHC Investments, LLC. James H. Clark is the owner of Clark Ventures, Inc., which is the general partner of Monaco Partners, L.P. and is the managing member of JHC 2000 LLC. Monaco Partners, L.P. is the general partner of Woodside Ventures Limited Partnership and is the sole member of JHC Investments, LLC.

Schedule 13 G	Page 7 of 9
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
(a)	Not applicable.

(b)	Not applicable.

Schedule 13 G	Page 8 of 9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAMES H. CLARK

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Attorney-in-Fact

Name/Title

CLARK VENTURES, INC.

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Secretary

Name/Title

MONACO PARTNERS, L.P.

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Secretary of the General Partner

Name/Title

JHC INVESTMENTS, LLC

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Manager

Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

Schedule 13 G	Page 9 of 9
EXHIBIT A
DECLARATION OF CONSENT TO JOINT FILING BY JAMES H. CLARK, CLARK VENTURES, INC., MONACO
PARTNERS, L.P. AND JHC INVESTMENTS, LLC
     WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the “Act”), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;
     NOW, THEREFORE, each of JAMES H. CLARK, CLARK VENTURES, INC., MONACO PARTNERS, L.P. and JHC INVESTMENTS, LLC do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of the Common Stock of Shutterfly, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

JAMES H. CLARK

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Attorney-in-Fact

Name/Title

CLARK VENTURES, INC.

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Secretary

Name/Title

MONACO PARTNERS, L.P.

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Secretary of the General Partner

Name/Title

JHC INVESTMENTS, LLC

February 23, 2007

Date

/s/ Harvey Armstrong

Signature

Harvey Armstrong, Manager

Name/Title